Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-172827

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 9, 2012)

(Proposed holding company for United Community Bank)

Up to 4,013,888 Shares

(subject to increase to 4,615,971 shares)

This supplements the prospectus of United Community Bancorp dated November 9, 2012. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the offering.

To complete the offering of our common stock, we must sell at least 2,966,787 shares of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to 5.0% of the shares to be sold in the offering (148,339 shares ($1,186,712) and 174,516 shares ($1,396,128) at the minimum and midpoint of the offering range, respectively).

•

You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may purchase up to 5.0% of the shares to be sold in the offering (148,339 shares ($1,186,712) and 174,516 shares ($1,396,128) at the minimum and midpoint of the offering range, respectively).

These purchase limitations apply to purchases made in the subscription and community offerings. If you have submitted an order to purchase shares of common stock in the subscription and community offerings, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current United Community Bancorp stockholders disclosed in the prospectus remain unchanged. We have received regulatory approval to and may, without further notice, permit persons purchasing 5% of the shares to be sold in the offering to purchase up to 9.99% of the total number of shares to be sold in the offering, provided purchase orders exceeding 5% of the shares sold in the offering shall not exceed 10% of the shares sold in the offering.

We intend to provide those persons who, either alone or together with associates and persons acting in concert, submitted orders in the subscription and community offerings for the previous maximum purchase limit of 62,500 shares for individuals and 100,000 shares for associates and groups of persons acting in concert, an opportunity to increase their order. Completed stock order forms, together with full payment for the additional shares ordered, must be received by us (not postmarked) by 5:00 p.m. Eastern Time, on Thursday, December 27, 2012.

Completion of the conversion and offering is subject to certain conditions.

Completion of the conversion and offering remains subject to (1) approval of our plan of conversion and reorganization by United Community Bancorp’s stockholders and United Community Bank’s depositors, (2) receipt of final regulatory approvals and (3) the sale of at least 2,966,787 shares of common stock, which is the minimum of our offering range. To the extent that shares remain available for sale after existing subscribers have had the opportunity to increase their orders, United Community Bancorp intends to extend the community offering and solicit additional purchasers. The community offering, if extended, may be terminated at any time in our sole discretion, and we retain the right to accept or reject, in whole or in part, in our sole discretion, any order received in the community offering. We expect to close the offering at no higher than the midpoint of the offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

For assistance, contact the Stock Information Center, toll-free, at (800) 474-7845, ext. 499.

The date of this prospectus supplement is December 17, 2012